UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 1-40905

TRISTAR ACQUISITION I CORP.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	98-1587643
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2 Burlington Woods Drive, Suite 100 Burlington, MA 01803	(601) 321-1950
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

Not Applicable (Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: August 3, 2023

TRISTAR ACQUISITION I CORP.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

August 3, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF TRISTAR ACQUISITION I CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Tristar Acquisition I Corp.

INTRODUCTION

This Information Statement is being mailed on or about August 3, 2023 to the holders of record at the close of business on August 3, 2023 (the “Record Date”) of the ordinary shares of Tristar Acquisition I Corp., a Cayman Islands exempted company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a recent change in management of the Company. On July 18, 2023, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Tristar Holdings I LLC (the “Prior Sponsor”) and Navy Sail International Limited (the “New Sponsor”) and its designees, pursuant to which the Prior Sponsor transferred to the New Sponsor and its designees 3,046,634 of the Company’s class B ordinary shares, $0.0001 par value (the “Founder Shares”) and 4,957,875 private placement warrants (the “Placement Warrants”) purchased at the time of the Company’s initial public offering (“IPO”). In addition, all other holders of Founder Shares transferred an aggregate of 1,380,866 of their Founder Shares to Chunyi (Charlie) Hao pursuant to share transfer agreements executed by each respective holder on July 18, 2023. The transfer of all Founder Shares and Placement Warrants and all agreements executed in connection therewith (including the transactions contemplated therein) and the Management Change (as defined below) are referred to as the “Sponsor Handover.”

The Sponsor Handover closed on July 18, 2023. In connection with the Sponsor Handover, the Company is implementing the following change in management and the Board (“Management Change”): (i) effective as of July 18, 2023,  Chunyi (Charlie) Hao replaced William M. Mounger as Chief Executive Officer and director, and Michael H. Liu replaced Timothy Allen Dawson as Chief Financial Officer, and Mr. Liu was also appointed as a director of the Board; (ii) effective as of July 18, 2023, Cathy Martine-Dolecki tendered her resignation as Chief Operating Officer and director and Robert Willis tendered his resignation as director; and (iii) Greg Boyd, David Jones, David Barksdale, Alex Parker and Steven Rogers (collectively referred to herein as the “Outgoing Directors”) tendered their resignations as directors, to be effective upon the later of (x) the expiration of all applicable waiting periods under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, (y) the Company’s filing of its quarterly report on Form 10-Q for the period ended June 30, 2023, and (z) the appointment of their successors to be designated by the New Sponsor (such period of time being referred to herein as the “Waiting Period”). The Company has designated each of Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong to fill the vacancies left by departing Messrs. Boyd, Jones, Barksdale, Parker and Rogers, and effective upon expiration of the Waiting Period (such new directors collectively referred to herein as the “14F Directors”).

As a result of the foregoing, upon the expiration of the Waiting Period, our entire slate of officers and directors will be newly appointed officers and directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF THREE DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company are Chunyi (Charlie) Hao, Michael H. Liu, Greg Boyd, David Jones, David Barksdale, Alex Parker and Steven Rogers. William M. Mounger, Cathy Martine-Dolecki and Robert Willis, prior directors of the Board, resigned as directors on July 18, 2023.

In connection with the Sponsor Handover, three individuals, Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong will replace Messrs. Boyd, Jones, Barksdale, Parker and Rogers as directors of the Company. This change in the Company’s Board of Directors is expected to occur upon the expiration of the Waiting Period.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 90,000,000 Class A ordinary shares, of which 10,608,802 shares were issued and outstanding, 10,000,000 Class B ordinary shares, of which 5,750,000 shares were issued and outstanding, and 1,000,000 preference shares, of which none were issued and outstanding.

Holders of our ordinary shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Holders of our ordinary shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board in its discretion from funds legally available for dividends. Holders of our ordinary shares have no preemptive rights to purchase our ordinary shares.

Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained in our amended and restated memorandum and articles of association, as amended (the “Amended and Restated Memorandum and Articles of Association”). Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Company’s ordinary shares as of the Record Date based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares of the Company, by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current officers and directors;

•	each of our officers and directors that is expected to hold such offices upon expiration of the Waiting Period;

•	all current officers and directors as a group; and

•	all officers and directors as a group that are expected to hold such offices upon expiration of the Waiting Period.

As of the Record Date, there were 16,358,802 ordinary shares, consisting of 10,608,802 Class A ordinary shares and 5,750,000 Class B ordinary shares, issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

	Class A Ordinary Shares		Class B Ordinary Shares(2)
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Ordinary Shares
Navy Sail International Limited (our New Sponsor)(3)	—	—	715,125	12.4%	4.4%
Chunyi (Charlie) Hao(3)(4)	—	—	2,907,500	50.6%	17.8%
Michael H. Liu	—	—	—	—	—
Greg Boyd(5)	—	—	5,750	*	*
David Jones(5)	—	—	5,750	*	*
David Barksdale(5)	—	—	5,750	*	*
Alex Parker (5)	—	—	5,750	*	*
Steven Rogers(5)	—	—	5,750	*	*
Xinyue (Jasmine) Geffner	—	—	—	—	—
Stephen Markscheid	—	—	—	—	—
Wang Chiu (Tommy) Wong	—	—	—	—	—
All directors and executive officers as a group prior to appointment of 14F Directors (7 individuals)	—	—	2,936,250	51.1%	17.9%
All directors and executive officers as a group (5 individuals) after appointment of 14F Directors	—	—	2,907,500	50.6%	17.8%

Other 5% Shareholders
Tristar Holdings I LLC(6)	—	—	872,658	15.2%	5.3%
Cable One, Inc. (7)(8)	1,980,000	—	—	—	—
Cantor Fitzgerald, L.P. (7)(9)	1,322,962	—	—	—	—
Entities affiliated with Millennium Group Management LLC(7)(10)	1,353,668	—	—	—	—
Entities affiliated with LMR Partners LLP(7)(11)	1,950,000	—	—	—	—
Magnetar Financial LLC(7)(12)	1,832,800	—	—	—	—
Polar Asset Management Partners Inc. (7)(13)	1,851,391	—	—	—	—
Radcliffe SPAC Master Fund, L.P. (7)(14)	1,241,523	—	—	—	—
Spring Creek Capital, LLC(7)(15)	1,850,000	—	—	—	—

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Tristar Acquisition I Corp., 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.
(2)

Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.

(3)

The shares reported in this row are held of record by our New Sponsor, Navy Sail International Limited, a British Virgin Islands company. Chunyi (Charlie) Hao, our Chief Executive Officer and director, is the sole shareholder and director of New Sponsor, and as such, has voting and investment discretion with respect to the shares held of record by New Sponsor and may be deemed to have beneficial ownership of such shares. Mr. Hao disclaims beneficial ownership of the securities held by New Sponsor other than to the extent of his direct or indirect pecuniary interest in such securities.

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(4)	The shares beneficially owned include: (i) 715,125 Class B ordinary shares held by New Sponsor; and (ii) 2,192,375 Class B ordinary shares held directly by Mr. Hao.
(5)

Each of these individuals holds a direct or indirect interest in Prior Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(6)

The shares reported in this row are held of record by our Prior Sponsor, Tristar Holdings I LLC, a Delaware limited liability company. William M. Mounger is the managing member of Prior Sponsor, and as such, has voting and investment discretion with respect to the shares held of record by Prior Sponsor and may be deemed to have beneficial ownership of such shares. Mr. Mounger disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(7)

Does not include any Class B ordinary shares held by any anchor investors. The number of Class A ordinary shares held by the reporting person was reported prior to July 18, 2023 and as such, does not reflect any redemption of shares by the reporting person in connection with the Extension (as defined herein) or any other transactions on or after July 18, 2023. Accordingly, since the number of Class A ordinary shares held by the reporting person is in excess of the total number of Class A ordinary shares outstanding as of the Record Date, the ownership percentages have been omitted from the table as they would not accurately reflect the reporting person’s current percentage ownership.

(8)	Based on a Schedule 13G filed with the SEC on October 27, 2021 by Cable One, Inc. The address of the foregoing reporting person is 210 E. Earll Drive, Phoenix, Arizona 85012.
(9)

Based a Schedule 13G filed with the SEC on February 3, 2023, the shares reported above consist of (i) 822,962 shares held of record by Cantor Fitzgerald Securities and (ii) 500,000 shares held of record by Cantor Fitzgerald & Co. CF Group Management, Inc. (of which Howard W. Lutnick is Chairman and Chief Executive and serves as trustee of its sole shareholder) is the managing general partner of Cantor Fitzgerald, L.P. and directly or indirectly controls the managing general partners of Cantor Fitzgerald Securities and Cantor Fitzgerald & Co. Cantor Fitzgerald, L.P. indirectly holds a majority of the ownership interests of each of Cantor Fitzgerald Securities and Cantor Fitzgerald & Co. As such, each of Cantor Fitzgerald, L.P., CF Group Management, Inc. and Mr. Lutnick may be deemed to have beneficial ownership of the shares directly held by Cantor Fitzgerald Securities and Cantor Fitzgerald & Co. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The address of the foregoing reporting persons is 110 East 59th Street, New York, New York 10022.

(10)

Based on a Schedule 13G filed with the SEC on April 13, 2022, as amended on January 30, 2023. The shares reported above are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Israel A. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the shares held by such entities. The address of the foregoing reporting persons is 399 Park Avenue, New York, New York 10022.

(11)

Based on a Schedule 13G filed with the SEC on October 21, 2021, as amended on December 2, 2021 and February 14, 2023. The shares reported above consist of (i) 975,000 Class A ordinary shares held of record by LMR CCSA Master Fund Ltd and (ii) 975,000 Class A ordinary shares held of record by LMR Multi-Strategy Master Fund Limited. LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG and LMR Partners (DIFC) Limited (collectively, the “LMR Investment Managers”) serve as the investment managers to LMR CCSA Master Fund Ltd and LMR Multi-Strategy Master Fund Limited with respect to the shares reported above, and Ben Levine and Stefan Renold are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to such shares. Accordingly, each of the LMR Investment Managers and Messrs. Levine and Renold share voting and investment power over the shares reported above and may be deemed the beneficial owner of such shares. The address of the foregoing reporting persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

(12)

Based on a Schedule 13G filed with the SEC on February 4, 2022, as amended on February 9, 2023. The shares reported above consist of: (a) 194,206 shares held for the account of Magnetar Constellation Fund II, Ltd; (b) 604,196 shares held for the account of Magnetar Constellation Master Fund, Ltd; (c) 34,600 shares held for the account of Magnetar Systematic Multi-Strategy Master Fund Ltd; (d) 237,362 shares held for the account of Magnetar Xing He Master Fund Ltd; (e) 113,288 shares held for the account of Purpose Alternative Credit Fund Ltd; (f) 156,444 shares held for the account of Magnetar SC Fund Ltd; (g) 224,774 shares held for the account of Magnetar Structured Credit Fund, LP; (h) 228,370 shares held for the account of Magnetar Lake Credit Fund LLC; and (i) 39,560 shares held for the account of Purpose Alternative Credit Fund—T LLC (collectively, the “Magnetar Funds”). Magnetar Financial LLC (“Magnetar Financial”) serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the shares held for the Magnetar Funds’ accounts. Magnetar Financial shares voting and investment power over such shares with Magnetar Capital Partners LP, its sole member and parent holding company (“Magnetar Capital Partners”), Supernova Management LLC, the general partner of Magnetar Capital Partners (“Supernova Management”), and David J. Snyderman, the manager of Supernova Management. The address of the foregoing reporting persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(13)

Based on a Schedule 13G filed with the SEC on February 11, 2022, as amended on February 13, 2023, by Polar Asset Management Partners Inc., which serves as the investment advisor to Polar Multi-Strategy Master Fund (“PMSMF”) with respect to the Class A ordinary shares which are directly held by PMSMF. Polar Asset Management Partners Inc. is an investment fund manager, portfolio manager, exempt market dealer and commodity trading manager registered with the Ontario Securities Commission. The address of the foregoing reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(14)

Based on a Schedule 13G filed with the SEC on October 14, 2021, as amended on February 14, 2022, the shares reported above are held of record by Radcliffe SPAC Master Fund, L.P., which shares voting and investment power over such shares with Radcliffe SPAC GP, LLC, Steven B. Katznelson, Christopher Hinkel, RGC Management Company, LLC and Radcliffe Capital Management, L.P., each of whom may be deemed to beneficially own such shares. The address of the foregoing reporting persons is 50 Monument Road, Suite 300, Bala Cynwyd, PA 19004.

(15)

Based on a Schedule 13G filed with the SEC on October 22, 2021, as amended on February 9, 2022. Koch Industries, Inc. holds sole voting and investment power over the shares held by Spring Creek Capital, LLC by virtue of Koch Industries, Inc.’s indirect beneficial ownership of Spring Creek Capital, LLC, which is beneficially owned by SCC Holdings, LLC, which in turn is beneficially owned by KIM, LLC, which in turn is beneficially owned by Koch Investments Group, LLC, which in turn is beneficially owned by Koch Investments Group Holdings, LLC, which in turn is beneficially owned by Koch Industries, Inc., in each case by means of ownership of all voting equity instruments. Accordingly, Koch Industries, Inc., SCC Holdings, LLC, KIM, LLC, Koch Investments Group, LLC and Koch Investments Group Holdings, LLC may be deemed to beneficially own the shares held by Spring Creek Capital, LLC reported above. The foregoing should not be construed in and of itself as an admission by SCC Holdings, LLC, KIM, LLC, Koch Investments Group, LLC, Koch Investments Group Holdings, LLC or Koch Industries, Inc. as to beneficial ownership of such shares. The address of the foregoing reporting persons is 4111 E. 37th Street North, Wichita, KS 67220.

The table above does not include the ordinary shares underlying the private warrants beneficially owned by Prior Sponsor or New Sponsor and its designees, because these securities are not exercisable within 60 days of the Record Date.

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DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors has appointed Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong as new members of the Board to take effect upon the later of (x) the expiration of all applicable waiting periods under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, (y) the Company’s filing of its quarterly report on Form 10-Q for the period ended June 30, 2023, and (z) the appointment of successors to Messrs. Boyd, Jones, Barksdale, Parker and Rogers, to be designated by the New Sponsor.

Under the terms of the Securities Purchase Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of the Company will consist of five directors, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Amended and Restated Memorandum and Articles of Association, as the case may be.

The following sets forth information regarding (i) the Company’s current officers and directors and (ii) the 14F Directors following the expiration of Waiting Period. Each of the Company’s current officers and directors is a party to the Letter Agreement (as amended, the “Letter Agreement”) and to the Registration Rights Agreement (“Registration Rights Agreement”), both dated October 13, 2021 and entered into in connection with the IPO, among the Company, the Prior Sponsor and certain equityholders of the Company, copies of which were filed with the SEC on October 19, 2021 as Exhibit 10.1 and 10,3, respectively, to the Company’s Current Report on Form 8-K. In connection with their appointments, each 14F Director will also sign a joinder agreement to become a party to the Letter Agreement and the Registration Rights Agreement, a form of which was filed with the SEC on July 24, 2023 as Exhibit 10.3 to the Company’s Current Report on Form 8-K. Each of the Outgoing Directors signed an indemnity agreement with the Company at the time of the IPO, a form of which was filed with the SEC on October 13, 2021 as Exhibit 10.4 to the Company’s registration statement on Form S-1, and each of Messrs. Hao and Liu and the 14F Directors will enter into a substantially similar indemnity agreement with the Company in connection with their appointments. Except with respect to the above, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.

Name	Age	Position(s) with the Company
Chunyi (Charlie) Hao	63	Chief Executive Officer and Director
Michael H. Liu	52	Chief Financial Officer and Director
Greg Boyd	57	Outgoing Director
David Jones	65	Outgoing Director
David Barksdale	46	Outgoing Director
Alex Parker	52	Outgoing Director
Steven Rogers	68	Outgoing Director
Xinyue (Jasmine) Geffner	51	14F Director
Stephen Markscheid	69	14F Director
Wang Chiu (Tommy) Wong	49	14F Director

The experience of our current directors and executive officers is as follows:

Chunyi (Charlie) Hao is a founding partner and has been a managing director of East Stone Capital Limited, a private equity firm focusing on emerging industries, since October 2017. He has also served as a director of Finnovate Acquisition Corp. (Nasdaq: FNVT), a special purpose acquisition company, since May 2023. Most recently, Mr. Hao served as Chairman of the Board and Chief Financial Officer of East Stone Acquisition Corporation from August 2018 through November 2022, when it completed its business combination with NWTN, Inc. (Nasdaq: NWTN). Mr. Hao has served as chief executive officer and president of Shandong Haizhishe Energy Engineering Co., Ltd., a solar and wind engineering company in China, and was in charge of the daily operations and business development of the company from December 2015 to March 2019. Prior to that, Mr. Hao was an investment officer of Shanghai Guxin Investment Limited, a firm engaging in the investment of solar farms across China, from 2014 to June 2015. He served as chief financial officer at Delphi Automotive Corp (Saginaw Steering System) (“Delphi”) of General Motors Inc., overseeing joint venture operation across China and Asia Pacific from 1995 to 1998. Mr. Hao is an independent director of Cogobuy Group PLC (HKSE: 0400.HK), an e-commerce platform and distributor for electronic goods in China. He served as chief executive officer and director at China Fundamental Acquisition Corporation and a board director and president of China operations at Asia Automotive Acquisition Corporation, two SPACs in 2008 and 2005, respectively. Mr. Hao received his Bachelor’s degree in French from Beijing Language and Culture University, a Master of Arts degree from the University of Notre Dame and an MBA degree from Pace University. Mr. Hao is well qualified to serve as the Company’s director due to his extensive experience with SPACs, as well as his expertise in management, finance and capital investments.

Michael H. Liu is an accomplished executive with a proven track record in the technology industry. He has been serving as the CEO of HopeRun Technology Corporation, a financial technology company, since 2013 and has been instrumental in driving the company’s accomplishments since April 2013. Mr. Liu has extensive leadership experience, including his role as the Managing Partner of InRun Capital Holdings LLP, an investment management company, from 2015 to present and as President & CEO of Cloud4Device Technology Corp, a technology company, from 2014 to 2018. He holds a Bachelor’s degree in telecommunications from Beijing Union University, an MBA from Rensselaer Polytechnic Institute, and has completed the Advanced Management Program at Harvard Business School. Mr. Liu is well qualified to serve as the Company’s director due to his extensive investment and leadership experience.

Greg Boyd has extensive experience within the telecommunications industry, founding and successfully exiting more than eight companies in the cell tower vertical. Mr. Boyd founded Intellicom Wireless Management, Inc. and is currently serving as the CEO. Intellicom has managed the development, construction and/or infrastructure coordination of over 800 communication towers throughout the U.S. since February 2000. In December 2011, he also co-founded Nova Towers, LLC and served as its Chief Operating Officer. In 2012 Nova Towers, LLC was selected by AT&T as one of five approved U.S. BTS vendors. Mr. Boyd’s vast mergers and acquisitions history and transactional experience with the sales of his previous ventures provides a unique insight on value creation within the cell tower vertical. His previous experience includes positions with Motorola (NYSE: MSI) as the Southeastern Business Manager, and as a Regional Manager at MJA Communications Corp., the latter of which helped launch AT&T’s initial PCS buildout across the southeast U.S. Mr. Boyd received a B.S. in Electrical Engineering from Auburn University.

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David Jones is the founder and chairman of Chrysalis Ventures, a venture capital firm that has invested in technology-enabled businesses since 1993. At Chrysalis Ventures, Mr. Jones has worked with and served on the boards of many growth companies in the Midwest and South, including Appriss, Inc., Tritel Communications (founded and led by Mr. Mounger), which went public and was later sold to AT&T Wireless, Regent Communications, a radio station consolidator which was acquired by Jacor Communications, and High Speed Access Corp., which went public and later was sold to Charter Communications. Mr. Jones also served on the board of directors at Humana, Inc. (NYSE: HUM), a healthcare company where he was Vice-Chair from 1996 to 2005, Chairman from 2005 to 2010, and director until April 2023. Mr. Jones chaired the Humana Inc. board’s nominating and governance committee and served on its compensation and executive committees. Mr. Jones is currently a director of the following companies: New Life Solution, Inc. (d.b.a. meQuilibrium), a digital coaching and analytics company where he chairs the board’s audit committee; Confluent Health, a company that operates outpatient physical therapy clinics and provides clinician education services, where Mr. Jones chairs the board’s audit committee. Mr. Jones also serves on the boards of The Humana Foundation, a non-profit organization that invests in community well-being by focusing on the social determinants of health and on the board of the C.E. & S. Foundation. Mr. Jones previously served on the boards of ACCH Holdings (formerly known as HCCA Holdco, LLC), a healthcare staffing and clinical process outsourcing company, from September 2002 to August 2016 and of Connecture, Inc., a provider of health insurance sales and service automation software, from March 2004 to 2019. In addition, he was on the boards of MyHealthDirect, Inc., a provider of healthcare coordination software, from December 2009 to December 2017 and of Insider Media Group, a local media startup in Louisville, KY. Mr. Jones has a B.A., magna cum laude, from Yale University and a J.D. from Yale University Law School. Prior to founding Chrysalis Ventures, he practiced law in the U.S. Department of State Legal Adviser’s office in Washington and in a commercial law firm.

David Barksdale has 15 years of legal, operating, and principal investing experience. As a result of his broad range of business and legal experience, Mr. Barksdale brings valuable business development, technology, and investing experience to the Board. Mr. Barksdale currently serves as a Principal at Alluvian Capital, LLC, a privately held company with diversified investments in the telecommunications and software industries. Previously, he was Co-Chairman and Chief Executive Officer of Spread Networks, LLC, which was acquired by Zayo Group (NYSE: ZAYO) in 2018. During his tenure as CEO, Spread Networks completed construction of its Chicago-to-New York fiber optic network and expansion of services throughout the greater Chicago and New York markets. Mr. Barksdale served as a Director and Chair of the Audit Committee at Sanderson Farms (NASDAQ: SAFM), the third largest poultry producer in the U.S. with a market capitalization of $3.1 billion, until its sale to Cargill, Incorporated and Wayne Farms LLC. He also serves as the Chairman of the Board of the Greater New Orleans Foundation, a nonprofit organization. Mr. Barksdale was previously an attorney in the New York office of Cleary, Gottlieb, Steen & Hamilton LLP. Mr. Barksdale holds a J.D. from New York University School of Law and a B.A. from Tulane University.

Alex Parker has been serving as the Chief Executive Officer of Sequential Technology International (STI) since May 2020. STI is a global provider of BPO, SaaS and Consulting Services. Previously, Mr. Parker was the Senior Vice President of Service Delivery Excellence at AT&T from September 2018 to May 2020. During this time, Mr. Parker is the CEO of Sequential Technology International. Previously, he was the Senior Vice President of Service Excellence at AT&T, where he ran global provisioning operations and led a team of over 5,000 people. From June 2017 to September 2018, Mr. Parker was the Senior Vice President of AT&T’s State, Local and Education, where he covered more than 50,000 customers while generating over $2.5 billion in revenue. Additionally, from June 2016 to June 2017, as Senior Vice President of Global Solutions and Sales Operations at AT&T, Mr. Parker supported a global team of more than 2,000 associates and was responsible for executing deal negotiation, solution design, contracting and compensation strategy. Mr. Parker also held positions abroad during his tenure at AT&T. From November 2011 to July 2014, Mr. Parker was the Vice President of Global Service Management in London, England, where he was responsible for the overall customer experience across Europe, Middle East and Africa, Canada, Caribbean and Latin America, and Asia Pacific. Mr. Parker is an advisory board member of the National Organization of Black Law Enforcement and a board member of the Grapevine-Colleyville ISD Education Foundation. Mr. Parker holds a B.S. in computer science from the Georgia Institute of Technology and a Master of International Business degree from Saint Louis University.

Steven Rogers has 40 years of commercial real estate investment experience to identify and evaluate acquisition opportunities. In 2011, Mr. Rogers founded and currently serves as the manager of Rogers & Associates, LLC, a firm that provides specialized solutions for principals and institutional owners in the real estate industry and board level advisory work. From 1983 to 2011, Mr. Rogers served as President, Chief Executive Officer and director at Parkway Properties Inc. (NYSE: PKY) since its early development stage and through its move to the New York Stock Exchange and the S&P 600 Small Cap Index. Parkway Properties was a real estate investment trust specializing in the acquisition, ownership, development, and management of quality office properties in the Sun Belt region of the United States. At Parkway Properties, Mr. Rogers provided leadership, policy setting, capital allocation and discretionary fundraising for the real estate investment trust (REIT). During his tenure at Parkway, Parkway was named A Great Place to Work five times by the Society of Human Resource Management, NAREIT Leader in Light Award, and the Urban Land Institute Award for Excellence. Mr. Rogers’ numerous current community and business activities include serving as the Chairman of the Board and a member of the compensation, nominating, and governance committees at RREEF America REIT II since 2014. Mr. Rogers is also the chairman of the board of Net Lease Alliance and a director of First Commercial Bank. Mr. Rogers graduated magna cum laude from the University of Mississippi and went on to complete five years in the U.S. Army, where he was quickly advanced from Lieutenant to Captain and was selected for early command. He received the Army Commendation Medal and the Meritorious Service Medal for his services. Mr. Rogers also holds an M.B.A. from Harvard Graduate School of Business Administration.

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The experience of our 14F Directors is as follows:

Xinyue (Jasmine) Geffner has served as an Independent Non-Executive Director of the board of directors of NWTN, Inc. (Nasdaq: NWTN), an electric vehicle company, since November 2022. Ms. Geffner has been the Chief Financial Officer of Dorsett Hospitality International Services Limited (part of HKSE: 0035.HK) since February 2019. She was a director and the audit committee chair of China Finance Online Co. Limited (Nasdaq: JRJC) from May 2021 to November 2021. She led the successful IPO of GreenTree Hospitality Group Limited on New York Stock Exchange (NYSE: GHG) in March 2018 and served as Chief Financial Officer from October 2017 to December 2018 at GreenTree. She served as a vice president in charge of corporate finance and development with Asia Pacific in LeEco from October 2016 to August 2017. She was an independent director of AG Semiconductor (Hong Kong) Ltd. from April 2013 to April 2017. From August 2014 to March 2016, she served as Chief Financial Officer of Carnival Group International Holdings Limited (HKSE: 0996.HK). From November 2008 to January 2011, she served as a director of corporate and institutional banking in ANZ Hong Kong. From March 2005 to February 2008, she worked for HSBC as a head of China business development and as a vice president of the consumer and retail group in New York. Ms. Geffner received a bachelor’s degree in international marketing and finance from the City University of New York in February 1994 and an MBA degree from the Stern School of Business at New York University in September 1997. She is a Certified Public Accountant (CPA) in both Washington State, USA and Hong Kong. She is also a CFA Charterholder. Ms. Geffner is well qualified to serve as a director due to her extensive experience in finance, accounting, banking and capital markets.

Stephen Markscheid has been the Managing Principal of Aerion Capital, a family office, since July 2022. He currently serves as independent non-executive director of six publicly listed companies: Fanhua, Inc. (Nasdaq: FANH), a financial services provider (since 2007); Jinko Solar Inc. (NYSE: JKS), a solar panel manufacturer (since 2010); Kingwisoft Technology Services Ltd. (HKSE: 8295.HK), an information technology company (since 2016); Monterey Capital Acquisition Corporation (Nasdaq: MCAC), a special purpose acquisition company (since 2022); and Four Leaf Acquisition Corporation (Nasdaq: FORL), a special purpose acquisition company (since 2023). Mr. Markscheid previously served as a director of UGE International (XTSX:UGE), a solar installation company from August 2019 to July 2023. He is also a trustee emeritus of Princeton-in-Asia. From 1998 to 2006, he worked for GE Capital. During his time with GE Capital, Mr. Markscheid led GE Capital's business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE Capital, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. He was a banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. Mr. Markscheid began his career with the US-China Business Council, in Washington D.C. and Beijing. He earned a BA in East Asian Studies from Princeton University in 1976, an MA in international affairs from Johns Hopkins University in 1980, and an MBA from Columbia University in 1991, where he was class valedictorian. Mr. Markscheid is well qualified to serve as a director due to his extensive investment experience and his experience working with special purpose acquisition companies.

Wang Chiu (Tommy) Wong is a seasoned finance and investment professional with more than 20 years of experience. Mr. Wong has served as the Chief Financial Officer and director of Finnovate Acquisition Corp. (Nasdaq: FNVT), a special purpose acquisition company, since May 2023. Since November 2012, Mr. Wong has worked at Yitian Group in various roles, and most recently as a vice president with responsibility for urban renewal projects. During his tenure, Mr. Wong led negotiations with numerous stakeholders and overseen various managerial finance and property management functions. From August 2004 to October 2012, he worked at Safe Chemical, a Hong Kong-based chemicals company, as general manager. Mr. Wong was also a business development manager at iiLcorp Limited, a communications firm from January 2003 to August 2004. Mr. Wong received his Bachelor of Science degree from the Chinese University of Hong Kong and was a visiting student at the University California, Los Angeles. He received a Master of Public Affairs from Indiana University with a concentration in Information Systems and Public Finance. We believe he is well qualified to serve as a director due to his extensive managerial finance-related experience.

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Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Number and Terms of Office of Officers and Directors

Our Board is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting of shareholders) serving a three-year term. In accordance with the NYSE corporate governance requirements, 2023 is the first year in which we are required to hold an annual meeting. The term of office of the first class of directors, which will consist of Xinyue (Jasmine) Geffner and Chunyi (Charlie) Hao, will expire at our first annual general meeting in 2023. The term of office of the second class of directors, which will consist of Stephen Markscheid and Wang Chiu (Tommy) Wong, will expire at our second annual general meeting in 2024. The term of office of the third class of directors, which will consist of Michael H. Liu, will expire at our third annual general meeting in 2025.

Prior to the completion of an initial business combination, any vacancy on the Board may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Founder Shares may remove a member of the Board for any reason.

Our officers are appointed by the Board and serve at the discretion of the Board rather than for specific terms of office. Our Amended and Restated Memorandum and Articles of Association provide that our directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the directors or shareholders. An officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

Director Independence

NYSE listing standards require that a majority of our Board be independent. Our Board has determined that, upon their appointment, Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong are “independent directors” as defined in the NYSE listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the Board. Upon their appointments, Xinyue (Jasmine) Geffner, Stephen Markscheid and Wang Chiu (Tommy) Wong will serve as members of our audit committee. Ms. Geffner will serve as chair of the audit committee. Each member of the audit committee qualifies as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, and our Board has determined that Ms. Geffner qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K, and possesses accounting or related financial management expertise, as required under the rules of the NYSE.

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We adopted an audit committee charter, which details the principal functions of the audit committee, including:

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the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We established a compensation committee of the Board of Directors. Upon their appointments, Xinyue (Jasmine) Geffner and Wang Chiu (Tommy) Wong will serve as members of our compensation committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, and both such members are independent. Ms. Geffner will serve as chair of the compensation committee.

We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation of all of our other officers;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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Notwithstanding the foregoing, as indicated above, other than reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our current shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of our initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee. Upon his appointment, Stephen Markscheid will serve as the sole member and chair of our nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee is to assist the Board of Directors in:

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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Board of Directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the Board of Directors;

•	developing, recommending to the Board of Directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the Board of Directors its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.

Director Nominations

Our nominating and corporate governance committee will recommend to the Board candidates for nomination for appointment at the annual general meeting. We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the Board or compensation committee of any entity that has one or more officers serving on our Board.

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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. During the year ended December 31, 2022, there were no delinquent filers.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We filed a copy of our Code of Ethics and our audit, compensation and nominating and corporate governance committee charters as exhibits to the registration statement. You may review these documents by accessing our public filings at the SEC’s website at www.sec.gov and at our website at https://tristaracq.com/. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1) A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i. Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii. Engaging in any type of business practice; or

iii. Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

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(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i. Any federal or state securities or commodities law or regulation; or

ii. Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii. Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us. Certain of our current directors and incoming 14F Directors hold an interest in the Founder Shares held by New Sponsor. In addition, our executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 2021, the Prior Sponsor paid $25,000, or approximately $0.0035 per share, to cover certain offering costs on our behalf in consideration of 7,187,500 Class B ordinary shares, par value $0.0001. Also in March 2021, Prior Sponsor transferred 50,000 of such Founder Shares (25,000 shares each) to Timothy Dawson, our prior Chief Financial Officer, and Cathy-Ann Martine-Dolecki, our prior Chief Operating Officer and director, in each case, at their original purchase price. In August 2021, Prior Sponsor forfeited 1,437,500 of such founder shares in the aggregate for no consideration. In November 2021, our Sponsor transferred 150,000 of such Founder Shares (25,000 shares each) to David Barksdale, Greg Boyd, David Jones, Alex Parker, Steven Rogers, and Robert Willis, each a director of the Company, in each case for their par value. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20.0% of the issued and outstanding shares upon completion of our IPO. The Founder Shares (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Prior Sponsor purchased an aggregate of 7,345,000 Private Warrants for a purchase price of $1.00 per whole warrant in a private placement that occurred simultaneously with the closing of our IPO. As such, Prior Sponsor’s interest in this transaction is valued at $7,345,000. Each Private Warrant entitles the holder to purchase one Class A ordinary share at $11.50 per share, subject to adjustment. The Private Warrants (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

In connection with the Sponsor Handover, (i) Prior Sponsor transferred an aggregate of 3,046,634 Founder Shares and 4,957,875 Private Warrants to the New Sponsor and its designees, and (ii) each of Prior Sponsor and the other holders of Founder Shares transferred an aggregate of 2,192,375 Founder Shares to Chunyi (Charlie) Hao, our Chief Executive Officer and director. Mr. Hao also has an indirect interest in the 715,125 Founder Shares directly held by New Sponsor and 4,957,875 Private Warrants held by Classic Edge Global Limited, a designee of the New Sponsor.

On March 9, 2021, Prior Sponsor agreed to loan the Company an aggregate of up to $100,000 to cover expenses related to the IPO pursuant to a promissory note (the “IPO Promissory Note”). The IPO Promissory Note was amended in April, 2021 and then again in May, 2021, to increase the aggregate principal balance ultimately up to $300,000. This loan was non-interest bearing and payable on the earlier of (i) September 30, 2021 or (ii) the consummation of the IPO. The outstanding balance under the IPO Promissory Note was repaid on October 18, 2021 upon the closing of the IPO.

On July 18, 2023, the Company held an extraordinary general meeting of shareholders to amend the Company’s Amended and Restated Memorandum and Articles of Association to, among other things, extend the date by which the Company has to consummate an initial business combination (the “Termination Date”) from July 18, 2023 to October 18, 2023, by depositing the lesser of $0.105 per public share or $375,000 into the Trust Account, and without another shareholder vote, to further extend the Termination Date for an additional one (1) month as needed, on a month-to-month basis (each an “Extension”), up to twelve (12) times, until October 18, 2024, by depositing into the Trust Account, the lesser amount of $0.035 per public share or $125,000 (the “Extension Payment”) for each one-month Extension. In connection with the Sponsor Handover, on July 18, 2023, the Company issued an unsecured promissory note (the “Extension Note”) in an amount of $375,000, to Chunyi (Charlie) Hao, for having deposited into the Trust Account $375,000 in order to support the first three months of the Extension. The Extension Note does not bear interest and matures upon the closing of an initial business combination by the Company.

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In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, its affiliates or our management team as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

If any of our officers or directors become aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

At the time of the IPO, the Company entered into the Registration Rights Agreement, pursuant to which the Prior Sponsor, the Company’s then-current directors and officers and the anchor investors are entitled to certain registration rights with respect to the Private Warrants, the warrants issuable upon conversion of working capital loans (if any) and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the Founder Shares, as long as the Prior Sponsor, officers and directors hold any securities covered by the registration agreement. Also at the time of the IPO, the Company entered into the Letter Agreement, pursuant to which the Prior Sponsor and the Company’s then-current directors and officers agreed to (i) vote their shares in favor of an initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and ordinary shares in connection with a shareholder vote to approve certain amendments to our Amended and Restated Memorandum and Articles of Association, as set forth therein, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares, and (iv) certain transfer restrictions on their Founder Shares and Private Warrants. In connection with the Sponsor Handover, each of the New Sponsor, its designees and Chunyi (Charlie) Hao signed a joinder agreement to become a party to the Letter Agreement and the Registration Rights Agreement. Upon their appointments to the Board, each of the 14F Directors will also sign such joinder agreement.

Related Party Transaction Policies

The audit committee of our Board adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

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We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, executive officers or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, executive officers or directors. In the event we seek to complete an initial business combination with a target that is affiliated with our sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or a valuation or appraisal firm stating that such an initial business combination is fair to our company from a financial point of view.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

TRISTAR ACQUISITION I CORP.

Dated:	August 3, 2023

By:	/s/ Chunyi (Charlie) Hao
Chunyi (Charlie) Hao
Chief Executive Officer

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